UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Emerald Oil, Inc.
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

29101U100
(CUSIP Number)

December 31, 2013
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]           Rule 13d-1(b)

[x]           Rule 13d-1(c)

[ ]           Rule 13d-1(d)

___________________________________
*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) O-CAP Management, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 375,535 shares Refer to Item4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 375,535 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 375,535 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9) 0.57% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) PN (Limited Partnership)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) O-CAP GP, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 375,535 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 375,535 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 375,535 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 0.57% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) O-CAP Advisors, LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 22,359 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 22,359 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 22,359 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 0.03% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Michael E. Olshan
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 375,535 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 375,535 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 375,535 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 0.57% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jared S. Sturdivant
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [x]
3	SEC Use Only
4	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	5 Sole Voting Power 0 shares
6 Shared Voting Power 375,535 shares Refer to Item 4 below.
7 Sole Dispositive Power 0 shares
8 Shared Dispositive Power 375,535 shares Refer to Item 4 below.
9	Aggregate Amount Beneficially Owned by Each Reporting Person 375,535 shares Refer to Item 4 below.
10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) [ ] N/A
11	Percent of Class Represented by Amount in Row (9)* 0.57% Refer to Item 4 below.
12	Type of Reporting Person (See Instructions) IN

Item 1.

(a)	Name of Issuer
Emerald Oil, Inc.
(b)	Address of Issuer’s Principal Executive Offices
1600 Broadway, Suite 1040 Denver, CO 80202

Item 2.

(a)	Name of Person Filing
O-CAP Management, L.P. O-CAP GP, LLC O-CAP Advisors, LLC Michael E. Olshan Jared S. Sturdivant
(b)	Address of Principal Business Office or, if none, Residence
600 Madison Avenue, 14th Floor New York, NY 10022
(c)	Citizenship
O-CAP Management, L.P. - Delaware O-CAP GP, LLC - Delaware O-CAP Advisors, LLC - Delaware Michael E. Olshan – United States Jared S. Sturdivant – United States
(d)	Title of Class of Securities
Common Stock, $0.001 par value
(e)	CUSIP Number
29101U100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	[ ]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	[ ]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	[ ]	Insurance Company as defined in Section 3(a)(19) of the Act
(d)	[ ]	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	[ ]	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	[ ]	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	[ ]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	[ ]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	[ ]	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);
(k)	[ ]	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership***

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

As of December 31, 2013, O-CAP Management, L.P. owned 375,535 shares of Common Stock, which was 0.57% of the Issuer’s outstanding Common Stock as of such date.  This percentage was calculated based on the aggregate total of 65,387,350 shares of Common Stock issued and outstanding as of December 31, 2013, as reported in the Issuer’s Form S-3/A filed with the SEC on December 11, 2013.

(a)	Amount Beneficially Owned
O-CAP Management, L.P. – 375,535 shares O-CAP GP, LLC – 375,535 shares O-CAP Advisors, LLC – 22,359 shares Michael E. Olshan – 375,535 shares Jared S. Sturdivant – 375,535 shares
(b)	Percent of Class
O-CAP Management, L.P. – 0.57% O-CAP GP, LLC – 0.57% O-CAP Advisors, LLC – 0.03% Michael E. Olshan – 0.57% Jared S. Sturdivant – 0.57%

(c)	Number of shares as to which such person has:
	(i)	sole power to vote or to direct the vote
O-CAP Management, L.P. - 0 shares O-CAP GP, LLC - 0 shares O-CAP Advisors, LLC - 0 shares Michael E. Olshan - 0 shares Jared S. Sturdivant - 0 shares
	(ii)	shared power to vote or to direct the vote
O-CAP Management, L.P. – 375,535 shares O-CAP GP, LLC – 375,535 shares O-CAP Advisors, LLC – 22,359 shares Michael E. Olshan – 375,535 shares Jared S. Sturdivant – 375,535 shares
	(iii)	sole power to dispose or to direct the disposition of
O-CAP Management, L.P. - 0 shares O-CAP GP, LLC - 0 shares O-CAP Advisors, LLC - 0 shares Michael E. Olshan - 0 shares Jared S. Sturdivant - 0 shares
	(iv)	shared power to dispose or to direct the disposition of
O-CAP Management, L.P. – 375,535 shares O-CAP GP, LLC – 375,535 shares O-CAP Advisors, LLC – 22,359 shares Michael E. Olshan – 375,535 shares Jared S. Sturdivant – 375,535 shares

*** Shares reported herein are held by O-CAP Offshore Master Fund, L.P. and O-CAP Partners, L.P., for each of which O-CAP Management, L.P. serves as the investment manager and O-CAP Advisors, LLC serves as the general partner.  Shares reported herein are also held by a managed account for which O-CAP Management, L.P. acts as sub-advisor and has sole investment discretion and voting authority.  O-CAP GP, LLC serves as the general partner of O-CAP Management, L.P.  Michael E. Olshan and Jared S. Sturdivant serve as managing members of both O-CAP Advisors, LLC and O-CAP GP, LLC.  Each of the Reporting Persons disclaims beneficial ownership of the shares reported herein except to the extent of its or his pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit
99.1
Joint Filing Agreement by and among the Reporting Persons, incorporated by reference to Exhibit 99.1 to the Schedule 13G filed by the Reporting Persons with the Securities and Exchange Commission on January 14, 2013.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

February 14, 2014

O-CAP MANAGEMENT, L.P.

By: O-CAP GP, LLC
its General Partner

By: /s/ Michael E. Olshan
Michael E. Olshan, Managing Member

By: /s/ Jared S. Sturdivant
Jared S. Sturdivant, Managing Member

O-CAP GP, LLC

By: /s/ Michael E. Olshan
Michael E. Olshan, Managing Member

By: /s/ Jared S. Sturdivant
Jared S. Sturdivant, Managing Member

O-CAP ADVISORS, LLC

By: /s/ Michael E. Olshan
Michael E. Olshan, Managing Member

By: /s/ Jared S. Sturdivant
Jared S. Sturdivant, Managing Member

MICHAEL E. OLSHAN

By: /s/ Michael E. Olshan
Michael E. Olshan, Individually

JARED S. STURDIVANT

By: /s/ Jared S. Sturdivant
Jared S. Sturdivant, Individually